Exhibit (a)(5)(C)

KeyCorp
127 Public Square
Cleveland, OH 44114

CONTACTS:	ANALYSTS	MEDIA
	Vernon Patterson	William C. Murschel
	216.689.0520	216.828.7416
	Vernon_Patterson@keybank.com	William_C_Murschel@keybank.com

Christopher F. Sikora
216.689.3133
Chris_sikora@keybank.com

INVESTOR		KEY MEDIA
RELATIONS: www.key.com/ir		NEWSROOM: www.key.com/newsroom

FOR IMMEDIATE RELEASE

KEYCORP ANNOUNCES RESULTS OF EXCHANGE OFFERS FOR ITS

SERIES A PREFERRED STOCK AND TRUST PREFERRED SECURITIES

FULFILLS STRESS TEST REQUIREMENT TO RAISE $1.8 BILLION OF

TIER I COMMON EQUITY CAPITAL

CLEVELAND, July 1, 2009 – KeyCorp (NYSE: KEY) today announced the final results of its offer to exchange (the “Series A Exchange Offer”) KeyCorp common shares for any and all outstanding shares of its 7.750% Non-Cumulative Perpetual Convertible Preferred Stock, Series A (the “Series A Preferred Stock”), as well as the final results of its separate offer to exchange KeyCorp common shares for any and all outstanding trust preferred securities (“Trust Preferred Securities”) of KeyCorp Capital I, KeyCorp Capital II, KeyCorp Capital III, and KeyCorp Capital VII (the “Trust Preferred Exchange Offer”). J.P. Morgan Securities Inc. acted as KeyCorp’s sole financial advisor in connection with the Series A Exchange Offer. J.P. Morgan Securities Inc. and Morgan Stanley acted as KeyCorp’s joint financial advisors in connection with the Trust Preferred Exchange Offer. In addition, Morgan Stanley is KeyCorp’s capital advisor on all of its capital execution plans related to the U.S. Government’s Supervisory Capital Assessment Program (“SCAP”).

In the aggregate, these exchange offers generated approximately $540 million of additional Tier 1 common equity toward fulfillment of the $1.8 billion “capital buffer” that KeyCorp was required to raise under the SCAP assessment. As a result of these, and previously executed exchange offers, KeyCorp will also reduce its dividend and interest obligations on exchanged securities by approximately $70 million through the end of the SCAP assessment period. Together with the $1.3 billion of Tier 1 common equity previously raised by KeyCorp following receipt of the SCAP results, KeyCorp believes that it has now complied with the requirements of the SCAP assessment, having generated total Tier 1 common equity capital in excess of $1.8 billion.

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“These exchange offers are part of a broader capital plan that Key has been implementing to strengthen our capital in the event that the economy deteriorates in a manner that is consistent with the government’s ‘more adverse scenario’ from the SCAP assessment,” said Henry Meyer, KeyCorp Chairman and Chief Executive Officer. “Throughout this financial crisis, KeyCorp’s capital ratios have been above the ‘well-capitalized’ levels set by federal regulators. Nevertheless, the government’s SCAP mandated that KeyCorp hold even more Tier 1 common equity to absorb losses should economic conditions worsen. With these actions we are even better situated, with strong capital ratios.”

Both exchange offers expired at 11:59 p.m., New York City time, on June 30, 2009. Approximately 2,130,461 shares of Series A Preferred Stock were validly tendered and not withdrawn in the Series A Exchange Offer, and approximately $294,014,000 aggregate liquidation preference of Trust Preferred Securities were validly tendered and not withdrawn in the Trust Preferred Exchange Offer. The table below lists the final amounts that were validly tendered and not withdrawn as of the expiration date for each series that was part of the Trust Preferred Exchange Offer and the Series A Exchange Offer, the aggregate liquidation preference remaining outstanding, and the number of KeyCorp common shares issued in exchange for each series.

The settlement for both exchange offers is expected to occur on July 6, 2009. Upon settlement, 2,904,839 shares of Series A Preferred Stock will remain outstanding for trading on the New York Stock Exchange. KeyCorp will issue approximately 29.2 million KeyCorp common shares in exchange for the Series A Preferred Stock tendered and accepted by KeyCorp for exchange and approximately 46.3 million KeyCorp common shares in exchange for the Trust Preferred Securities tendered and accepted by KeyCorp for exchange, as further described in the table below.

In addition, KeyCorp has obtained consents from holders of a majority in aggregate liquidation preference of the Trust Preferred Securities of KeyCorp Capital I and KeyCorp Capital II to amend the amended and restated trust agreements of KeyCorp Capital I and KeyCorp Capital II, respectively, in order to enable the redemption of any trust preferred securities of each of the KeyCorp Capital I and KeyCorp Capital II trusts held by KeyCorp or its affiliates as described in more detail in the applicable exchange offer documents. KeyCorp, KeyCorp Capital I and KeyCorp Capital II will enter into such amendments promptly and will then proceed to redeem the Trust Preferred Securities of KeyCorp Capital I and KeyCorp Capital II held by KeyCorp as a result of the consummation of the applicable exchange offer. A separate cash consent fee of $2.50 per $1,000 liquidation preference of Trust Preferred Securities of KeyCorp Capital I and KeyCorp Capital II will be paid to tendering and/or consenting holders.

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Based on the final count by the exchange agent, Computershare Trust Company, N.A., the results of the Series A Exchange Offer and the Trust Preferred Exchange Offer are as follows:

CUSIP	Title of Securities	Issuer	Aggregate Liquidation Preference Tendered/ Accepted	Aggregate Liquidation Preference Remaining Outstanding	Approximate Number of Common Shares to be Issued
493267405	Series A Preferred Stock	KeyCorp	$213,046,100	$290,483,900	29,232,025
49326MAA3	Floating Rate Capital Securities	KeyCorp Capital I	$42,100,000	$156,550,000	5,885,303
49325YAA7	6 7/8% Capital Securities	KeyCorp Capital II	$77,229,000	$82,088,000	12,427,565
49326QAA4	7 3/4% Capital Securities	KeyCorp Capital III	$86,403,000	$103,277,000	13,840,358
49327LAA4	5.70% Trust Preferred Securities	KeyCorp Capital VII	$88,282,000	$161,718,000	14,184,875

In the near future, KeyCorp also expects to launch a separate exchange offer of KeyCorp common shares for outstanding trust preferred securities of KeyCorp Capital V, KeyCorp Capital VI, KeyCorp Capital VIII, KeyCorp Capital IX, and KeyCorp Capital X (the “Retail Trust Preferred Exchange Offer”). There are currently $1.74 billion aggregate liquidation preference of trust preferred securities outstanding for these trusts, primarily held by retail investors. Only a portion of these would be expected to be tendered in any exchange offer. KeyCorp has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (Registration No. 333-159490) with respect to the Retail Trust Preferred Exchange Offer, although it has not yet been declared effective by the SEC and, as of the date hereof, KeyCorp has not yet commenced the Retail Trust Preferred Exchange Offer.

Morgan Stanley will be the Sole Arranger and Lead Manager on the Retail Trust Preferred Exchange Offer, and Morgan Stanley, UBS Investment Bank, Citi and Wells Fargo Securities will act as dealer managers. The complete terms and conditions of the Retail Trust Preferred Exchange Offer will be set forth in exchange offer documents for the Retail Trust Preferred Exchange Offer, and will be sent to holders of the trust preferred securities upon commencement. Holders are urged to read carefully the exchange offer documents relating to the securities they hold. This press release is neither an offer to purchase nor a solicitation to buy any shares of securities, nor is it a solicitation for acceptance of the exchange offers referenced herein. The exchange offer is not being made in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. None of KeyCorp or its affiliates, the trustees of any capital trusts whose securities were subject to the Trust Preferred Exchange Offer, or KeyCorp’s exchange agent, information agent, financial advisors or capital advisor in either exchange offer is making any recommendation as to whether or not holders should tender their Trust Preferred Securities or Series A Preferred Stock in connection with the exchange offers.

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Copies of the Prospectus and letter of transmittal relating to the Retail Trust Preferred Exchange Offer may be obtained from D.F. King & Co., Inc., the information agent for the Retail Trust Preferred Exchange Offer, at (800) 431-9633 or, for bankers and brokers, at (212) 269-5550 (Collect). The exchange agent for the Retail Trust Preferred Exchange Offer is Computershare Trust Company, N.A., which may be contacted at (781) 575-2332. The Prospectus, letter of transmittal and other related documents for the Retail Trust Preferred Exchange Offer have also been or will be filed with the SEC on Form S-4 and may be obtained for free at the SEC’s website, www.sec.gov

Cleveland-based KeyCorp is one of the nation’s largest bank-based financial services companies, with assets of approximately $98 billion. BusinessWeek Magazine named Key the top bank in its Customer Service Champ 2009 edition, ranking Key 11th out of the top 25 companies that include many known for their customer service acumen. Key companies provide investment management, retail and commercial banking, consumer finance, and investment banking products and services to individuals and companies throughout the United States and, for certain businesses, internationally. For more information, visit https://www.key.com.

You may obtain these documents by contacting KeyCorp, Investor Relations, at (216) 689-4221 or by email at KeyCorp_Capital_Exchange@KeyBank.com.

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This press release contains information that we believe constitute “forward-looking statements” about our financial condition, results of operations, asset quality trends and profitability. Forward-looking statements are not historical facts but instead represent only management’s current expectations and forecasts regarding future events, many of which, by their nature, are inherently uncertain and outside of KeyCorp’s control. KeyCorp’s actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.

Factors that may cause actual results to differ materially include, among other things: (1) adverse capital markets conditions and the inability to raise equity and other funding in the capital markets; (2) further downgrades in our credit ratings; (3) unprecedented volatility in the stock markets, public debt markets and other capital markets, including continued disruption in the fixed income markets; (4) changes in interest rates; (5) changes in trade, monetary or fiscal policy; (6) asset price deterioration, which has had (and may continue to have) a negative effect on the valuation of certain asset categories represented on KeyCorp’s balance sheet; (7) continuation of the recent deterioration in general economic conditions, or in the condition of the local economies or industries in which we have significant operations or assets, which could, among other things, materially impact credit quality trends and our ability to generate loans; (8) continued disruption in the housing markets and related conditions in the financial markets; (9) increased competitive pressure among financial services companies due to the recent consolidation of competing financial institutions and the conversion of certain investment banks to bank holding companies; (10) heightened legal standards and regulatory practices, requirements or expectations; (11) the inability to successfully execute strategic initiatives designed to grow revenues and/or manage expenses; (12) increased FDIC deposit insurance premiums; (13) difficulty in attracting and/or retaining key executives and/or relationship managers; (14) consummation of significant business combinations or divestitures; (15) operational or risk management failures due to technological or other factors; (16) changes in accounting or tax practices or requirements; (17) new legal obligations or liabilities or unfavorable resolution of litigation; and (18) disruption in the economy and general business climate as a result of terrorist activities or military actions.

For additional information on KeyCorp and the factors that could cause KeyCorp’s actual results or financial condition to differ materially from those described in the forward-looking statements consult KeyCorp’s Annual Report on Form 10-K for the year ended December 31, 2008, and subsequent filings with the Securities and Exchange Commission available on the Securities and Exchange Commission’s website (www.sec.gov). Forward-looking statements are not guarantees of future performance and should not be relied upon as representing management’s views as of any subsequent date. We do not assume any obligation to update these forward-looking statements.

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